

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 13, 2010

Mr. Thomas J. McCusker
Executive Vice President for Business Conduct,
General Counsel and Secretary
*info*GROUP, Inc.
5711 South 86th Circle
Omaha, Nebraska 68127

Re: *info*GROUP, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 3, 2010
File No. 001-34298

We have limited our review of your filing to the matters set forth in the comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

Voting Agreements, page 2
Common Stock Ownership of Directors and Executive Officers, page 2

1. Disclose the percentage of shares that Mr. Gupta beneficially owns. Also disclose the percentage of shares that are subject to Mr. Gupta's voting agreement.

Interests of the Company's Directors and Executive Officers in the Merger, page 4

2. Disclose the potential interests of Mr. Gupta in voting to approve the merger agreement. Disclose that Mr. Gupta resigned as a director of the company the same day that he voted to approve the merger. Disclose that, the following

week, Mr. Gupta settled the proceeding brought by the SEC which, among other things, bars him from being an officer or director of a public company. Disclose the material terms of Mr. Gupta's March 15, 2010 settlement agreement with the SEC. Disclose the practical impact of the voting restrictions under the settlement agreement.

Background of the Merger, page 16

3. On page 18 you disclose that the M&A Committee noted that a sale of the company would not present the same level of execution risk and uncertainty inherent in other alternatives. Please expand your disclosure here to discuss the other alternatives to a sale of the company and, in addition, discuss the inherent risks and uncertainty the M&A Committee believed were associated with these alternatives.

4. We note that on April 30, 2009 a revised version of the long term strategic plan was presented to the M&A Committee. Please revise your disclosure to discuss the specific revisions made to the plan and considered by the M&A Committee. Specifically address the revised plan's construction and underlying assumptions. In addition, provide similar disclosure regarding the updated long term strategic plan presented to the M&A Committee on August 12, 2009 if it is different from the revised version presented on April 30, 2009,

5. We note your response to comment five from our letter dated April 26, 2009. However, we note that you did not specifically address our comment in relation to the M&A Committee meeting that occurred on August 12, 2009, the Board of Directors meeting that occurred on August 25, 2009, or in the Reasons for the Merger section. Thus, we reissue the comment. Please discuss each strategic alternative considered by the M&A Committee and the Board, including the potential value associated with each alternative, the potential risks and challenges related to each alternative, the potential disruption to the company's existing business plans and prospects occasioned with each alternative, and any conclusions reached. Also address the company's long term strategic plan when discussing the consideration of continuing to operate the company on a stand-alone basis.

6. With respect to your disclosure of the events that took place on March 3, 2010, please disclose which of the company's business units was significantly underperforming as a result of the February 2010 preliminary revenue results.

Reasons for the Merger; Recommendation of the M&A Committee and Our Board of
Directors, page 32

7.   In the second bullet point on page 32, please discuss what consideration the
        M&A Committee and Board of Directors gave to the factors that depressed
        the company's share price over the last two years and whether those factors
        are continuing.

8.   In the first bullet point on page 33, disclose what historical financial
        performance metrics the M&A Committee and Board of Directors considered
        were recovering when it made its decision to commence the transaction
        process.

9.   In the second bullet point on page 33, please discuss to what extent the 2010
        financial performance fell short of the company's budget. Discuss whether
        the full first quarter 2010 results were considered and what implications these
        results may have on 2010 full year results.

10.   Discuss how the M&A Committee and Board of Directors considered the
        weakness in the financial markets and the impact it might have on the number
        of bids and price of the bids.

Opinion of Evercore, page 31

11.   We note that you have provided a summary of the projections provided to
        Evercore for use in its opinion. Please disclose all material projections
        provided to Evercore or the third party bidders, including quarterly projections
        or tell us why you do not believe they would be material to shareholders. As
        necessary to understanding the projections, please further discuss the bases for
        and the nature of the material assumptions underlying the projections.

12.   We note your responses to our comments 18 through 22 in our letter dated
        April 26, 2009. Please expand your disclosure regarding each analysis to
        discuss more specifically how Evercore chose the specific multiples and
        discount rates "based on its professional judgment and experience." For
        example, where a multiple is at the high or low end of multiples of
        comparable companies or transactions, explain in more detail why Evercore
        chose the particular multiples for *info*Group. As another example, disclose
        the specific market conditions and prior practices Evercore considered when
        selecting the two-year period ending March 5, 2010 for its historical trading
        analysis.

<u>Financing of the Merger, page 44</u>

13.   Please update the company's consolidated debt to EBITDA ratio for the period ended March 31, 2010.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any questions.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director